SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
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John M. Ganley, Esq.

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	BlackRock Kelso Capital Corporation
File No. 333-148638

Dear Mr. Ganley:

We received your oral comments on April 30, 2010 to Post-Effective No. 1 to the registration statement on Form N-2 for common shares of the BlackRock Kelso Capital Corporation (the “Corporation”) filed on March 19, 2010 (the “Registration Statement”) pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 (the “1940 Act”).

The Corporation has considered your comments and has authorized us to make on its behalf the responses and amendments to the Registration Statement discussed below. For ease of reference, we have included your comments below followed by our responses. The captions and page numbers we use below generally correspond to those the Corporation uses in its Registration Statement.

In addition, please note that the Corporation desires to be declared effective on May 5, 2010 or as soon thereafter as practicable. As such, it is contemporaneously filing an acceleration request letter along with this response. Given the minor nature of the changes

BlackRock Kelso Capital Corporation

May 5, 2010

discussed below, the Corporation understands that the effectiveness of the Registration Statement will be accelerated and that the Corporation will make the changes discussed below to its prospectus in a 497 filing after the Registration Statement has been declared effective by the staff.

Comments

Prospectus

Cover Page

Comment 1: We recommend including disclosure on the cover page of the prospectus regarding the Corporation’s intent not to sell shares if the cumulative dilution to the Corporation’s net asset value per share from offerings under the registration statement exceeds 15%.

Response: We respectfully submit that the additional disclosure is not required to be included on the cover page of the prospectus. We note that the prospectus includes the recommended disclosure under the section entitled “Sales of Common Stock Below Net Asset Value” (Page 47). Additionally, other business development companies, including, Apollo Investment Corporation, Ares Capital Corporation, Gladstone Capital Corporation and Prospect Capital Corporation, that have the ability to sell shares below net asset value subject to similar restrictions do not include the recommended disclosure on the cover pages of their prospectuses. Furthermore, we respectfully submit that adding the recommended disclosure on the cover page of the prospectus would confuse investors as it is potentially misleading when taken out of the context provided under the section entitled “Sales of Common Stock Below Net Asset Value” (Page 47).

Prospectus Summary — The Company (Page 2)

Comment 2a: With respect to the selected financial data table please explain what is meant by the phrase “Long-Term Investments” and what percentage of the Corporation’s portfolio consists of “Long-Term Investments”?

Response: The phrase “Long-Term Investments” is intended to signify investments in middle-market companies in accordance with the Corporation’s stated investment objectives. Such investments typically have stated maturities of three to ten years. After the Corporation raised approximately $530 million in equity capital from its initial private placement on July 25, 2005, it invested a substantial portion of the proceeds in short-term investments, such as commercial paper and other money market instruments with maturities of one year or less

BlackRock Kelso Capital Corporation

May 5, 2010

issued by highly creditworthy companies. Investment in such instruments was intended to be temporary, pending the Corporation’s identification of suitable investments in middle-market companies in accordance with its stated investment objectives. Money market instruments at the time had yields in the range of 3% to 5%. All such short-term investments were disposed of or matured on or prior to December 31, 2006. Since then, the Corporation’s short-term investments have been limited to cash equivalents resulting from excess cash that is swept daily into a money market fund.

The components of the Corporation’s investments by maturity category (by dollar amount and percentage) at the end of each reporting period since inception is shown below:

Total Investment Portfolio

(Dollars in thousands)	December 31, 2009	December 31, 2008	December 31, 2007	December 31, 2006	December 31, 2005
Excess cash balances swept into money market fund	$5,807(1%)	$15,786(2%)	$5,088(1%)	$3,163(1%)	$242(0%)
Temporary investments pending redeployment into long-term investments in middle-market companies	—	—	—	—	402,254(75%)
Long-term investments in middle-market companies	846,742(99%)	926,845(98%)	1,098,261(99%)	754,168(99%)	136,913(25%)

Total investment portfolio	$852,549(100%)	$942,631(100%)	$1,103,349(100%)	$757,331(100%)	$539,409(100%)

The values of long-term investments in the table above are reported in the Selected Financial Data on page 9 of the Registration Statement on the line entitled “Value of Long-Term Investments at Period End.”

The phrase “Long-Term Investments” is intended to clarify to the reader that in calculating the yields at the period end shown in the table on page 2, the yields of temporary investments made during 2005 and swept cash balances are excluded. The Corporation believes that a weighted average yield that incorporates the yields on temporary investments or swept cash balances would not provide useful information to the reader, who we submit is more interested in the yield on the Corporation’s investments in middle-market companies in accordance with the Corporation’s stated investment objectives.

If the staff objects to the use of the phrase “Long-Term Investments,” the Corporation would propose to delete the words “Long-Term” wherever they are used in the tables because it believes the footnotes to the table already adequately describe when cash, cash equivalents and temporary investments are included or excluded in the applicable investment totals.

BlackRock Kelso Capital Corporation

May 5, 2010

Comment 2b: Please explain the meaning of the phrase “current cost basis” included in footnote 4 to the selected financial data table.

Response: “Current cost basis” represents amortized cost for fixed income securities and cost for preferred and common stock, limited partnership/limited liability company interests and equity warrants/options. The inputs to a yield to maturity calculation are the current date, the investment’s current cost, the investment’s maturity date, the investment’s interest or dividend rate, the investment’s payment frequency, and the desired day count basis and compounding frequency for the yield. The Corporation uses current cost as the base on which yields are calculated because doing so is consistent with the method by which it records interest income under generally accepted accounting principles.

Prospectus Summary — Fees and Expenses (Page 7)

Comment 3: With respect to the example following the fee table, please include a separate example showing the expenses an investor would incur over the 1, 3, 5 and 10 year periods assuming a 5% annual return composed entirely of capital gains.

Response: Unlike most other business development companies, the Corporation’s capital gain incentive fee is subject to a hurdle rate (i.e., no fee is payable unless the Corporation has a certain annualized return). Thus, even if the Corporation were to assume a 5% annual return composed entirely of capital gains, no incentive fee (capital gain or otherwise) would be payable because the hurdle rate would not be met. As such, the Corporation respectfully submits that it is unable to comply with your request.

Prospectus Summary — Management’s Discussion and Analysis of Financial Condition and Results of Operations (Page 34)

Comment 5: Under the subsection entitled “Valuation of Portfolio Investments” (Page 37) the Corporation includes the following statement: “We generally obtain market quotations from an independent pricing service or one or more broker-dealers or market makers and utilize mid-market pricing as a practical expedient for fair-value.” Please clarify the meaning of the phrase “utilize mid-market pricing as a practical expedient for fair-value.”

Response: The Corporation will change the indicated clause in its 497 filing to read “utilize the average of the range of bid and ask quotations when determining fair value.”

BlackRock Kelso Capital Corporation

May 5, 2010

Comment 6: Under the subsection entitled “Off-balance sheet financing,” the Corporation discloses that it may enter into guarantees of up to $6 million. Does the Corporation segregate assets against the guarantees (so that they do not become senior securities)? If not, does the Corporation meet the asset coverage requirements set forth in Section 18 of the 1940 Act?

Response: The Corporation does not segregate assets against the small amount of guarantees it has extended. The Corporation supplementally advises the staff that it has always complied with the asset coverage requirements of Section 18, even after inclusion of the guarantees as “senior securities.” The Corporation’s asset coverage ratio as of March 31, 2010 was 318% excluding the guarantees as senior securities and 311% including them.

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BlackRock Kelso Capital Corporation

May 5, 2010

If you have any questions or comments or require any additional information in connection with the above, please telephone me at (212) 735-3406.

Sincerely,

/s/ Michael K. Hoffman

Michael K. Hoffman, Esq.

May 5, 2010

VIA EDGAR

John Ganley, Esq.

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Registration Statement (File No. 333-148638) of
BlackRock Kelso Capital Corporation (the “Corporation”)

Dear Mr. Ganley:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the Corporation hereby requests acceleration of Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 filed on March 19, 2010 so that it may become effective by May 5, 2010 or as soon thereafter as practicable.

The Corporation hereby acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in the filing; (2) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (3) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Corporation from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (4) it may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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The Corporation hereby requests that you notify Michael Hoffman (212-735-3406), Carmine Lekstutis (212-735-2132) or Eric Requenez (212-735-3742) of Skadden, Arps, Slate, Meagher & Flom LLP by telephone once the Registration Statement has been declared effective.

Very truly yours,

BlackRock Kelso Capital Corporation

/s/ Frank D. Gordon

Name: Frank D. Gordon

Title: Chief Financial Officer